March 28, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Rockville Financial, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-121421

Dear Sir or Madam:

     Keefe, Bruyette, & Woods, Inc., hereby respectfully requests that the effective date of the above captioned Registration Statement be accelerated so that the Registration Statement may be effective on March 29, 2005 or as soon as practicable thereafter.

Very Truly Yours,

/s/ Claudia J. Naples

Claudia J. Naples
Vice President

Keefe, Bruyette & Woods * 211 Bradenton Ave. * Dublin, OH 43017
614.766.8400 * Fax 614.766.8406

ROCKVILLE FINANCIAL, INC.
25 Park Street
Rockville, Connecticut 06066

28 March 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Rockville Financial, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-121421

Dear Sir or Madam:

Rockville Financial, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may be effective on March 29, 2005, or as soon as practicable thereafter.

Very truly yours,

/s/ Gregory A. White

Gregory A. White
Chief Financial Officer

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